FOIA CONFIDENTIAL TREATMENT REQUESTED BY

K2 INC. PURSUANT TO 17 C.F.R. 200.83

[K2 Inc. Letterhead]

July 31, 2006

Michael Fay

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549-3561

Re:	Your Letter Dated July 5, 2006 Regarding
K2 Inc. (File No. 001-04290)’s
Form 10-K for the Fiscal Year Ended December 31, 2005
(“2005 Form 10-K”) and (the “Comment Letter”)

Dear Mr. Fay:

K2 Inc. (the “Company”, “we” or “our”) confirms that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the referenced filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to 17 C.F.R. § 200.83, the Company hereby requests that confidential treatment be accorded to certain information in its responses to Comments 4, 5, 10, 11 and 14 as well as the appendices to the letter which appear on pages 4, 5, 8 through 11 and 13 through 16 of the letter and which is designated by the symbol “[* * *].” In the event that the Staff of the Commission receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned at K2 Inc., 5818 El Camino Real, Carlsbad, CA 92008 (telephone: 760-494-1017 / facsimile: 760-494-1019) with a copy to Monte H. Baier, Vice President, General Counsel and Secretary, at the same address (telephone: 760-494-1050 / facsimile: 760-494-1052).

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Comment Letter, the Company offers the following responses:

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

Notes to Consolidated Financial Statements, page 48

Note 1 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

1.	Please explain to us and disclose the rights of return you provide your customers. If applicable, highlight any differences in rights of return between different classes of customers and/or types of products.

Response: We do not provide our customers with rights of return at the time of sale other than for our failure to meet the terms of the customer’s order. In addition, we do not accept returns of merchandise for any reason without the customer obtaining prior approval from us. Substantially all customer returns are due to the following: late shipment of product unless a specific cancellation date was identified when the order was placed; incorrect items shipped; and defective merchandise. Return requests for late shipment or incorrect items shipped must be made within several days of receipt of the merchandise. Returns for defective merchandise are accepted based upon the specific warranty for the individual product. We do not differentiate between different classes of customers and/or types of products with our return policy.

Note 5 - Intangible Assets, page 58

Brass Eagle Impairment

2.	In connection with your 2005 interim test of impairment for the Brass Eagle trademark, please explain to us in detail why it was appropriate to assume a sales growth rate of 5% when sales of paintball products were lower by 27% when compared to the same nine month period in 2004. In addition, provide us your interim impairment test.

Response: We assumed a 5% sales growth rate for our 2005 interim test of impairment for the Brass Eagle trademark for four principal reasons. First, this was based on robust growth in sales of paintball products and participation over a number of years prior to 2005. According to the Sporting Goods Manufacturing Association, a trade association of manufacturers, retailers, and marketers in the sports products industry, for the 3 year period from 2002 to 2004, which is the most recent period for which data was available, wholesale sales of paintball products grew an average of 8.2% per year, and for the seven year period from 1998 to 2005, consumer participation in paintball grew an average of 10.7% per year. Second, for the five year period from 2000 through 2004, the sales growth rate for Brass Eagle averaged approximately 5%. Third, even though sales of paintball products were lower by 27% when compared to the same nine month period in 2004, we had sufficient open orders with mass market retailers to recover a significant portion of the sales decline in the first half of 2005 so that we did not conclude that there were events or changes in circumstances indicating that the reporting unit might be impaired (see response to Comment 3 below concerning Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”). And, prior to November 2005 when we conducted our impairment test for the Brass Eagle trademark, it had been our experience that a

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

decline in the first two quarters of the year did not necessarily lead to a full-year decline. This is in part due to the fact that paintball is a seasonal business with a large percentage of the sales in the second half of the year – accordingly, any shortfall in the first half of the year can often be compensated for with sales in the second half. From 2000 through 2005, approximately 57% of Brass Eagle’s historical sales occurred in the last six months of the year, with the fourth quarter the largest with approximately 35% of sales for the calendar year. In summary, Brass Eagle’s sales on a quarterly basis have been volatile and difficult to predict in the past several years, but the annual average growth rate for the paintball industry and Brass Eagle prior to 2005 has been at or above 5%.

Attached hereto as Appendix 1 are annual and quarterly sales growth percentages for paintball products for the six year period from 2000 to 2005. As set forth in Appendix 1, annual sales growth has been volatile: in 2000 sales grew 27.2% when compared to the same period in 1999; in 2005 sales declined 23.0%; in 2001, 2002 and 2004, sales increased at rates ranging from 5.9% to 14.1%; and in 2003 sales declined 6.2%.

In 2000 and 2003, paintball experienced similar trends to 2005 in the first two quarters such that sales were down significantly from the prior year. However, in 2000 sales recovered strongly in the second half of the year with the net result being an increase of 27.2% for the full year. In 2003, sales also recovered strongly in the second half of the year, but were insufficient to fully offset the first half decline with the result that sales declined a modest 6.2% for the full year. In sum, prior to November 2005, it was our view that it was premature to reduce the sales growth rate below our assumed 5% rate even though sales of paintball products were lower by 27% when compared to the same nine month period in 2004.

Attached hereto as Appendix 2 is the interim impairment test for the Brass Eagle trademark that was performed in 2005.

3.	Please explain to us why you did not test the Brass Eagle goodwill prior to your annual test in light of the 27% decrease in paintball revenue through September 30, 2005.

Response: SFAS No. 42 requires that an intangible asset that is not subject to amortization be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Prior to November 2005, we did not believe that there had been any events or changes in circumstances indicating that the Brass Eagle goodwill was impaired. As noted in our response to Comment 2 above, there have been previous historical patterns when paintball sales declined in the first half of the year but subsequently recovered. In 2005, this was supported by data provided in response to Comment 6 below. Also, in the third quarter 2005, there were sufficient open orders with mass market retailers to allow Brass Eagle to recover a significant portion of the sales decline in the first half of 2005. Based on our view of the market in the third quarter 2005, we believed that the market would improve in the fourth quarter to offset the first three quarters so that we did not conclude that there were events or changes in circumstances indicating that the reporting unit might be impaired pursuant to SFAS No. 142.

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

We note that the paintball market did begin to improve in the fourth quarter 2005. Sales in this quarter ultimately were down only 14.1% over the previous year, which was an improvement when compared to the 27.0% decline in the first three quarters in 2005. In 2006, this improvement in the paintball market continued, and sales for Brass Eagle in the first six months of 2006 have increased 14.0% over the first six months of 2005.

4.	We note that paintball revenue increased from $62.7 million in the first nine months of 2003 for the predecessor entity to $73.8 million in the first nine months of 2004 for K2, an increase of 18%. Please explain to us in detail the reason for the increase. As part of your response, explain to us the reasons for the “soft” retail environment for paintball products that existed during 2003 and 2005. In this regard, we note that when compared to 2002, revenue decreased in the first and second quarters of 2003 by 33.5% and 7.9%, respectively. Refer to Brass Eagle Inc.’s 2003 filings with the Commission, as appropriate.

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of certain bracketed and shaded information below provided in response to Comment 4.]

Response: For 2004, $[* * *] million of the sales growth for paintball was the result of the acquisition of Worr Game Products, Inc., a premium priced paintball manufacturer, on April 19, 2004.

The “soft” retail environment for the first half of 2003 was in part due to the decision of certain mass market retailers to reduce paintball inventories in line with reduced demand by consumers. It should be noted that in 2003 over 80% of Brass Eagle sales were concentrated with mass market retailers. Although in 2003 there was growing consumer demand for premium priced paintball products, Brass Eagle did not benefit because it did not have a competitive product offering in the premium priced distribution channel. In addition, the growth of paintball in previous years – prior to 2003, there had been overall annual growth rates in paintball in excess of 10% — led to a number of new entrants in the paintball business, which in turn had a negative impact on Brass Eagle’s sales. In the second half of 2003, although Brass Eagle’s sales did increase over the second half of 2002 as these mass market retailers replenished a certain portion of their inventories, the growth rates were lower than in previous years due to slowing demand in the mass market channels and increased competition.

The full year sales decline in 2005 of 23.0% was due principally to softness in the mass market which experienced a sales decline of [* * *]% (compared to Worr Game’s sales which increased [* * *]% in 2005). The decline in the mass market was driven by several factors. Discretionary income for mass consumers was negatively impacted by higher energy costs and other inflationary pressures. As a result of softness in demand, the largest mass retailer of paintball products significantly reduced inventories and shelf space dedicated to paintball products. Also in 2005, there continued to be increased competition at both mass market and premium price points as a number of competitors sought to increase market share, which resulted in excess retail inventories and significant price discounting.

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

5.	Please provide us a quarterly analysis of revenue by Brass Eagle customer for 2003, 2004, and 2005. In addition, tell us the right of return that Brass Eagle gives its customers and tell us whether there were any changes in sales terms subsequent to your acquisition of Brass Eagle in 2003. Finally, tell us whether there were any significant returns of product from Brass Eagle customers during 2005.

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of certain bracketed information below provided in response to Comment 5.]

Response: Attached hereto as Appendix 3 is a list of quarterly sales for major Brass Eagle customers from 2003 through the first quarter 2006. One customer accounted for approximately [* * *]% of sales in 2003, 2004 and 2005. The sales trends for that customer show that year over year quarterly sales for 2005 versus 2004 declined in the first three quarters of 2005, but were slightly up in the fourth quarter 2005. Year over year quarterly sales for that one customer were also up in the first quarter of 2006.

The Brass Eagle customer rights of return are consistent with those stated in our response to Comment 1 above – Brass Eagle does not provide customers with rights of return at the time of sale, other than for non-performance. In addition, there were no material changes to the Brass Eagle return policy subsequent to our acquisition. Brass Eagle customer returns as a percentage of sales for 2005 were 7.2%, which was consistent with prior years, including 6.8% in 2004.

In terms of product returns in 2005, the only material return was a product recall that Brass Eagle initiated with the Consumer Product Safety Commission in January 2006. The estimated impact of this recall was reflected in the financial statements of the Company during the fourth quarter 2005.

6.	Please tell us whether you monitor sell through of Brass Eagle products. If you do monitor sell through, provide us the sell through information that you have in your possession and any related analysis.

Response: For most of our customers, we do not rely on sell through information because of the following reasons: the information is not provided on a consistent basis; the information is provided orally; and the information is difficult for us to verify. A sample will be provided to the Staff supplementally under separate cover pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

7.	You state in a press release dated April 20, 2005 that you had previously forecasted the softness in the paintball market. Please tell us when and how you initially forecasted this softness.

Response: On March 1, 2005, K2 Inc. announced its earnings for the fourth quarter 2004 and held an investor conference call on that date. During this conference call, K2 management expressed concern over the outlook for paintball

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

in the opening remarks, and in response to two questions from investors. Consistent with K2 Inc.’s practices and consistent with Regulation FD, this earnings conference call was transmitted over the Internet, permitting investors to listen to the live webcast and then this conference call was archived for investors to listen to at a later date. We note that we did not believe that this forecast was material at the time because this outlook was based only on 60 days of sales for 2005. Accordingly, we did not disclose the forecasted softness in our Form 10-Q for the period ended March 31, 2005.

Action Sports and Team Sports Impairments

8.	Please tell us the date(s) you test goodwill of the Action Sports and Team Sports reporting units for impairment. In addition, provide us the 2004 and 2005 valuations used to determine fair value for each of these reporting units and the related allocation process analysis that you performed in 2005. Finally, explain to us in detail the reason for the lower expected cash flows for each of these reporting units.

Response: Our date for annual goodwill impairment testing for all reporting units is the end of November. Attached hereto as Appendix 4 are the 2004 and 2005 Action and Team Sports goodwill valuation calculations. We set forth below the allocation process that we performed in 2005 for testing goodwill for the Action Sports and the Team Sports reporting units. For each reporting unit, we have consistently utilized a weighted average valuation approach that involves the following three methodologies: (1) the present value of the future cash flows; (2) transaction valuations for comparable businesses based on a multiple of earnings; and (3) trading valuations for comparable businesses based on a multiple of earnings.

After determining the fair value of each of K2’s reporting units with these methodologies, we compare the fair value of each of the reporting units to the net book value to determine whether there is an indicator of impairment. In November 2005, the variance in valuations under the three methodologies was significant. Due to the large variance in valuations for these three reporting units, we placed 100% weighting on the present value of cash flows method.

Because the trading value of K2’s shares were below the net book value at the time of the annual impairment test date in November 2005, there was an indication that one or more of K2’s reporting units would fail the first step of the impairment test. In performing the first step of the goodwill impairment test, we determined that there was an indicator of impairment in the Action Sports and Team Sports reporting units because the carrying value of each of these reporting units exceeded their estimated fair value.

In accordance with SFAS No. 141 “Business Combinations”, at the time of the acquisition of new business units, we make discounted cash flow assumptions in order to value the assets acquired and determine the amount of goodwill. As we perform our goodwill impairment testing in subsequent years, we update those cash flow assumptions based on changing business conditions.

For the Action Sports reporting unit, the majority of the goodwill related to the acquisitions of Völkl and Marker in July 2004. At the time of this acquisition, we

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

forecasted incremental sales through expanded accessories and apparel lines, and integrated binding systems. However, poor snow conditions in both the U.S. and Europe in the 2004 ski season reduced sales growth and margins in 2005 for Völkl® and Marker® branded product, as retailers ordered less inventory. Although we are generating sales growth in accessories, apparel and integrated binding systems, the sales growth is below the rates we initially forecasted in 2004 – accordingly, we reduced our expected cash flows for this reporting unit.

For the Team Sports reporting unit, the majority of the goodwill related to the acquisitions of Rawlings and Worth in 2003. As further discussed in our response to Comment 10 below, we had anticipated earlier cost savings from integration efforts at the time of these acquisitions. As a result of this delay in realizing these cost savings, we lowered our expectations of future cash flows compared to the assumptions that we used at the time of such acquisitions to determine the amount of goodwill.

9.	We note that soft market demand existed for in-line skates in 2004, and that sales for Team Sports, exclusive of acquisitions, declined in 2004 as well. In this regard, please explain to us why no interim goodwill impairment testing was performed for the Action and Team Sports segments in 2005.

Response: SFAS No. 142 requires that an intangible asset that is not subject to amortization be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Prior to November 2005, we did not believe that there had been any events or changes in circumstances indicating that the goodwill was impaired for either the Action or Team Sports segments.

The cash flow forecasts that we utilized in 2004 for the purposes of impairment testing for each of the Action Sports and Team Sports segments were based on financial projections developed on an annual basis for such segments. Such projections assumed that in-line skates in Actions Sports and Hilton® apparel and Worth® low margin aluminum bats in Team Sports would continue to decline for sales and contribution margin. Therefore, such actual declines did not lead us to conclude that events or changes in circumstances indicated that goodwill was impaired.

Within the Action Sports segment, in-line skates contributed 10.6% and 8.6% of total segment sales in 2004 and 2005, respectively. Due to the contracting global market for in-line skates, the contribution margin for skates has dropped below other major product lines within the Action Sports segment. Consequently, based on the sales and margin contribution of in-line skates, we did not conclude that there were events or changes in circumstances that indicated that the Action Sports reporting unit was impaired.

Within the Team Sports segment, the sales decline resulted primarily from reduced sales from two product groups: Hilton® apparel and Worth® aluminum bats. Hilton® apparel has not been profitable in recent years with sales contribution decreasing from 15.2% of total segment sales in 2004 to 5.6% in 2005. Worth was acquired on September 16, 2003, and aluminum bat sales declined on an annualized basis approximately $5.7 million in 2004 from 2003 with the bulk of these sales from low margin bats principally for the mass market that were being replaced with a new product line.

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

10.	Please explain to us the reasonableness of the gross profit margin percentages assumed in the 2004 annual goodwill impairment testing as disclosed in your 2004 Form 10-K relative to historical percentages. Specifically, explain to us your basis for assuming percentages higher than the historical experience of the most three recent fiscal years. Also, tell us the gross profit margin percentages assumed in the 2005 annual goodwill testing and the reasonableness of such in regard to historical experience.

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of certain bracketed and shaded information below provided in response to Comment 10.]

Response: With respect to the gross margins used in the 2004 Team Sports goodwill impairment testing, the forecasted cash flows assumed higher than historical gross margins due to planned synergies for (1) moving our Worth manufacturing facilities from the United States to China, with associated lower costs and (2) integrating back-office operations of Rawlings and Worth. At the time of each acquisition in 2003, Rawlings and Worth had manufactured their aluminum bats in the United States. We have a substantial manufacturing operation in China and part of our acquisition plan was to relocate the Worth aluminum bat production to our China facilities. This increased reliance on our China facility reduces our cost of goods which improves our gross margins. However, the integration process for the Worth aluminum bat production took longer than we expected and was not complete until July 2006. Accordingly, in our 2005 Team Sports goodwill impairment testing, we lowered our expectations for the gross margin [* * *]% in the forecast years versus the previous assumption.

On a consolidated basis, K2 consistently improved gross margins in 2003, 2004 and 2005. Gross margin growth was the result of higher manufacturing efficiencies and improved supply chain logistics and inventory management practices throughout all major product lines. Gross margin improvement programs are a key component of K2’s strategic plan.

With respect to the gross margins used in the 2004 Action Sports goodwill impairment testing, the forecasted cash flows assumed lower gross margins than the 2003 actual gross margins for that reporting unit. In 2004, we forecasted that margins would decline in one of that segment’s product lines due to increased competition. In our 2005 Action Sports goodwill impairment testing, we used gross margin assumptions for the forecast years that were equivalent to, not higher than, the 2005 actual gross margins.

Note 8 - Commitments and Contingencies, page 67

11.	In regard to EIFS litigation and claims, please explain to us your accounting for the related costs and claims. In particular, tell us whether you record a liability for the gross amount of costs and claims, record a separate

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

receivable for amounts to be paid by or recoverable from insurers, and, if so, where each of these are classified in your balance sheet. Tell us and, if material, disclose the gross dollar amount of claims pending, the amount of insurance coverage with respect to these claims, liability accrued and amounts paid by the company at or through December 31, 2005. Explain to us and disclose in more detail what is meant by insurers’ “reservation of rights,” the amount of claims subject to such rights, the impact such rights have on the amount of insurance coverage available for subject claims, the conditions under which insurers would not pay the claims or reimburse you for claims you may have paid, and the uncertainty with respect to insurance coverage.

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of certain bracketed and shaded information below provided in response to Comment 11.]

Response: From 1988 through 2000, the Company, through a former division, manufactured and sold an exterior wall covering, referred to as exterior insulated finish systems (“EIFS”). And, since the early 90’s, the Company through this division was involved in EIFS litigation and claims as well as obtaining insurance coverage – the Company in 2000 sold this division, but retained the liabilities relating to EIFS manufactured and installed prior to that date.

Based on our past 15 years of experience in handling EIFS litigation and claims as well as related insurance, we have accrued a liability for the amount of the deductible under our insurance policies. With the exception of these deductibles, the insurance company makes payments in respect of costs and expenses related to EIFS litigation and claims. The accrued liability for deductibles is included in “Other accruals” under current liabilities on our balance sheet.

“Reservation of rights” letter refers to the notice provided by our insurers that, while our insurers have determined that the applicable insurance policy would cover the applicable lawsuits, the insurers preserve or “reserve” their right to withdraw from defense commitment on one or more claims if it is determined that one or more of the claims do not trigger coverage under the applicable insurance policy. It should be noted that the law on “reservation of rights” does not place any limit on the right of the insured that does not already exist due to the applicable insurance policy or applicable law. At this time, the “reservation of rights” notice does not impact, and is not expected to impact, the amount of insurance coverage available to us.

Other than the claims by Life Forms, Fresh Coat and Griesenbeck for which we have disclosed in the 2005 10-K that there is a jury verdict for $42 million (for which we have insurance and an agreement with our insurers (not subject to any “reservation of rights”) to pay for costs, expenses and any judgment or settlement), the gross amount of claims for currently open 40 EIFS matters is approximately $[* * *] million. Remaining insurance coverage over the applicable years is in the aggregate in excess of $[* * *] million with coverage by year ranging from $[* * *] million in 1991/1992 to $[* * *] million in 2003/2004.

Other than in connection with a settlement agreement concerning Life Forms, Fresh Coat and Griesenbeck in which we paid approximately $[* * *] million, we have paid approximately $[* * *] million in respect of all EIFS matters, which is the aggregate of the deductibles in respect of insurance policies for the 14 years from 1991 through 2004.

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

We believe that, in part based on advice of counsel, other than any remaining deductibles, the amount that we will pay for EIFS claims and litigation is not probable and estimable and therefore we have not accrued any additional costs.

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12.	If you have not accrued a liability with respect to EIFS litigation and claims, please explain to us why your accounting is appropriate and how the risk of loss for related amounts has been completely transferred to others and what recourse to you there is for these amounts.

Response: As noted in our response to Comment 11 above, we have only accrued a liability for the amount of the deductible under our insurance policies. With the exception of deductibles in respect of applicable insurance policies, our insurers pay directly any and all costs and expenses related to EIFS litigation and claims. Accordingly, we believe that, except for the deductible amounts, the risk of loss rests entirely with the insurance companies with no recourse to us other than the deductibles and therefore it would not be appropriate to record a liability amounts in excess of deductibles.

Note 14 – Segment Data, page 84

13.	Please explain to us why you have not provided the disclosure required by paragraph 37 of SFAS 131.

Response: Paragraph 37 of SFAS 131 states as follows: “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” In Note 14 to the 2005 Form 10-K, we describe the products and brands under which those products are sold in the Marine & Outdoor, Team Sports, Action Sports and Apparel and Footwear segments. In addition, our segments are grouped based on similar product types and distribution channels, and, therefore, no additional disclosures of revenue information about products and services are required as set forth in Paragraph 125 of SFAS 131. Accordingly, we believe we have provided the required disclosure under Paragraph 37 of SFAS 131.

Schedule II – Valuation and Allowance Accounts

14.	Please explain to us the reason for the material increase in amounts charged to cost and expenses for 2004.

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of certain bracketed and shaded information below provided in response to Comment 14.]

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

Response: The increase in amounts charged to costs and expenses in 2004 for the allowance for doubtful items was primarily related to entities acquired in 2004. During 2004, we completed nine acquisitions, including the acquisitions of Marmot on June 30, 2004 and Völkl and Marker on July 7, 2004.

The majority of the sales for Völkl and Marker occur in the third and fourth quarters. During the third and fourth quarter 2004, we increased our allowance for doubtful accounts based upon our historical experience with customers of our skis and snowboards. As collection data was finalized in the first six months of 2005, we experienced a higher rate of collection than estimated in 2004 and therefore our provision for doubtful accounts in 2005 was lower than in 2004.

In addition, in 2004 for Marmot, we incorrectly included $[* * *] million related to sales discount credits that were taken as a reduction in sales on the income statement and the reserve for such credits was included in the allowance for doubtful accounts on the balance sheet. In 2005, these credits were also taken as a reduction of sales on the income statement, but the reserve for such credits was netted against the gross accounts receivable amount on the balance sheet. The amounts of the reserve were $[* * *] million and $[* * *] million at December 31, 2004 and December 31, 2005, respectively. As these amounts do not represent estimates of doubtful accounts and are not charged to costs or expenses on the income statement, but rather are a reduction to sales, we do not believe they should be included in the allowance for doubtful accounts on the balance sheet or included in the Schedule II to the 2005 Form 10-K. We also do not believe this amount is material for purposes of separate disclosure on the balance sheet. However, we will revise this disclosure in future filings.

* * * * *

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

We hope this response has addressed all of Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

K2 INC.

By:	/s/ Dudley W. Mendenhall
Dudley W. Mendenhall
Senior Vice President and Chief Financial Officer

Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

Appendix 1

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided set forth in Appendix 1.]

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Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

Appendix 2

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided set forth in Appendix 2.]

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Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

Appendix 3

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided set forth in Appendix 3.]

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Mr. Michael Fay	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
July 31, 2006	K2 INC. PURSUANT TO 17 C.F.R. 200.83

Appendix 4

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided set forth in Appendix 4.]

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